SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)
☒ Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the calendar year ended December 31, 2008

OR

☐ Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from to

Commission file number 1-15339

A.                       Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

CHEMTURA CORPORATION
EMPLOYEE SAVINGS PLAN

B.                         Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

Chemtura Corporation

199 Benson Rd

Middlebury, Connecticut 06749

SIGNATURE

The Plan pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CHEMTURA CORPORATION

EMPLOYEE SAVINGS PLAN

Date: June 22, 2009	By:	/s/ KEVIN V. MAHONEY
Kevin V. Mahoney
Senior Vice President and
Corporate Controller

CHEMTURA CORPORATION EMPLOYEE

SAVINGS PLAN

FINANCIAL STATEMENTS

December 31, 2008 and 2007 and

For the Year Ended December 31, 2008

CHEMTURA CORPORATION EMPLOYEE SAVINGS PLAN

INDEX OF FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

December 31, 2008 and 2007

Certain supplemental schedules have been omitted because they are either not required or not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Board of Directors of

Chemtura Corporation:

We have audited the accompanying statements of net assets available for plan benefits (modified cash basis) of the Chemtura Corporation Employee Savings Plan (the "Plan") as of December 31, 2008 and 2007 and the related statement of changes in net assets available for plan benefits (modified cash basis) for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note B, these financial statements and supplemental schedule were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Chemtura Corporation Employee Savings Plan as of December 31, 2008 and 2007 and the changes in net assets available for plan benefits for the year ended December 31, 2008, on the basis of accounting described in Note B.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Carol & Bletzer, PLLC

Kingston, NH

June 22, 2009

CHEMTURA CORPORATION EMPLOYEE SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

(Modified Cash Basis)

December 31, 2008 and 2007

	2008	2007

Investments, at fair value:
Common collective trusts	$91,193,720	$109,892,186
Mutual funds	177,053,950	300,499,350
Chemtura Corporation common stock fund	5,622,249	22,684,395
Participant loans	6,550,120	7,442,740

Total investments	280,420,039	440,518,671

Net assets available for plan benefits at fair value	280,420,039	440,518,671

Adjustment from fair value to contract value for interest in common collective trusts relating to fully benefit responsive investment contracts	2,994,421	362,447

Net assets available for plan benefits	$283,414,460	$440,881,118

The accompanying notes are an integral

part of the financial statements.

CHEMTURA CORPORATION EMPLOYEE SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

(Modified Cash Basis)

For the year ended December 31, 2008

2008
Additions (reductions):
Participant contributions	$14,061,350
Rollover contributions	938,782
Employer contributions	13,822,466
Net depreciation in fair value of investments	(142,049,168)
Dividend and interest income	13,933,370

Total net reductions	(99,293,200)

Deductions:
Distributions to participants	57,929,171
Administrative fees	244,287

Total deductions	58,173,458

Net decrease	(157,466,658)

Net assets available for plan benefits, beginning of year	440,881,118

Net assets available for plan benefits, end of year	$283,414,460

The accompanying notes are an integral

part of the financial statements.

CHEMTURA CORPORATION EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

A.                                   PLAN DESCRIPTION:

The following description of the Chemtura Corporation Employee Savings Plan (the “Plan”) provides only general information. Participants should refer to the plan document for more detailed information.

General

The Plan is a defined contribution plan sponsored by Chemtura Corporation (the “Company”) covering eligible employees of the Company and its participating subsidiaries.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The plan administrator is the Chemtura Corporation Employee Benefits Committee.  Fidelity Investments is the trustee and record keeper of the Plan. The investments of the Plan are held in a trust arrangement previously known as the Crompton Corporation Defined Contribution Plan Master Trust (the “Trust”).  The assets in the Trust were combined with the assets of the Crompton Corporation Employee Stock Ownership Plan (“ESOP”) prior to the merger of the ESOP into the Plan on December 30, 2005.  Upon the merger of the ESOP into the Plan, the Trust ceased to be a master trust (a trust that holds the assets of more than one plan).

On December 31, 2005, the Trust was renamed the Chemtura Corporation Defined Contribution Plan Trust.  On June 1, 2006, it was further amended to hold the assets of the Great Lakes Savings Plan in addition to holding the assets of the Plan.  The effect of this amendment was to cause the Trust to be treated as a master trust again.  On November 15, 2006 the Great Lakes Savings Plan was merged into the Plan and the Trust ceased to be a master trust.

On July 1, 2005, Crompton Corporation merged with Great Lakes Chemical Corporation and the surviving company changed its name to Chemtura Corporation. Effective January 1, 2006 the Plan changed its name to Chemtura Corporation Employee Savings Plan from Crompton Corporation Employee Savings Plan.

Effective December 30, 2005 the Crompton Corporation Employee Stock Ownership Plan (“ESOP”) was merged into the Plan.  As of that date no new employee or employer ESOP contributions are permitted into the ESOP.

Effective November 15, 2006 the Great Lakes Savings Plan (the “Great Lakes Plan”) was merged into the Plan. The nonbargaining participants of the Great Lakes Plan became eligible to participate in the Plan as of January 1, 2006 and their accounts were transferred to the Plan on February 1, 2006. The Great Lakes Plan bargaining employees became eligible to contribute to the Plan when the Great Lakes Plan was merged into the Plan.

During 2007 the Company acquired Hatco Corporation and merged the Hatco Employees Retirement Savings Plan (the “Hatco Plan”) into the Chemtura Corporation Employee Savings Plan on June 30, 2007.

CHEMTURA CORPORATION EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Eligibility

The Plan allows substantially all Company employees to participate in the Plan. Employees become eligible to participate in the Plan beginning on the first day of the first calendar month following their date of hire.

Participant Contributions

Participants may contribute up to 50% of their pre-tax annual compensation (as defined by the Plan), subject to Internal Revenue Code (“IRC”) limitations, for non-highly compensated employees, or 20% for highly compensated employees. Bargaining employees may also elect to make post-tax contributions.  As of January 1, 2006, each newly hired employee is automatically enrolled in the plan.  Pre-tax contributions of 3% of compensation begin with the first pay period occurring 60 days after the participant’s participation date.  The participant may elect to cease or change the amount of these contributions at any time.   Participant contributions are subject to an Internal Revenue Service deferral limitation, which was $15,500 in 2008 and 2007.

Participants who are at least age 50 may make an additional pretax “catch-up” contribution subject to IRC limitations.  Participants may also contribute funds from another qualified retirement plan (“rollover contributions”), subject to certain requirements.

Employer Contributions

Employees other than bargaining employees will receive a fixed employer contribution each pay period equal to 3% of earnings.  Non-bargaining employees will also receive employer matching contributions equal to 100% of the participant’s first 6% of earnings. Notwithstanding the foregoing, in the case of a participant who cannot make continuous pretax contributions because the participant reaches the $15,500 limit, the pretax contribution shall be treated has having made throughout the plan year for the purposes of determining the employee matching contributions.

Bargaining employees shall receive employer fixed and matching contributions in accordance with the following terms prescribed in the Plan document for their respective location:

Bargaining employees of the Company’s Westlake, Michigan, Adrian, Michigan, Mapleton, Illinois, Memphis, Tennessee, and Marshall, Texas facilities receive matching contributions of 50% of up to 6% of eligible earnings for a maximum match of 3% of compensation.

Bargaining employees of the Company’s Perth Amboy, New Jersey facility receive matching contributions of 50% of up to 6% of eligible earnings for maximum match of 3% of compensation. Effective November 1, 2006 certain bargaining employees who meet requirements agreed upon by the Company and the United Steel Workers Union are eligible for matching contributions of 100% of up to 6% of eligible earnings. These employees are also eligible to receive employer fixed contributions of 3% of compensation for 2007 and 2008.

CHEMTURA CORPORATION EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Participant Accounts

Each participant’s account is credited with the participant’s contributions, the participant’s allocation of the Company’s contributions, and the participant’s proportional allocation of the Plan’s earnings, including realized and unrealized gains and losses, and expenses.

Vesting

Participants are fully vested in that portion of their account which represents their contributions and the income earned thereon. Effective January 1, 2006 non-bargaining participants are automatically 100% vested in all Company matching contributions and earning thereon. A non-bargaining participant’s interest in the Company’s fixed contributions and earnings thereon vests according to the following:

Completed Years of Service	Percent Vested

Less than 3	0%
3 or more	100%

Participants become 100% vested in the Company’s fixed contributions and earnings thereon upon death, change of company control, complete discontinuance of Company’s fixed contributions, total and permanent disability, or attainment of normal retirement age.

A bargaining participant’s interest in the Company’s contributions and earnings thereon vests according to the schedules outlined in the Plan document specific to each location.

Prior to January 1, 2006 a participant’s interest in Company contributions vested 25% each year and was 100% vested after 4 years of service.

Participant’s interest in ESOP employer contributions vested 25% each year and is 100% vested after 4 years of service. Participants become 100% vested in ESOP employer contributions and earnings thereon upon death, change of company control, total and permanent disability, or attainment of normal retirement age.

Participant’s interest in Great Lakes employer contributions made prior to January 1, 2006 vest 20% each year after 1 year of service and is 100% vested after 6 years of service. Participants become 100% vested in Great Lakes employer contributions and earnings thereon upon death, total and permanent disability, or attainment of normal retirement age.

CHEMTURA CORPORATION EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Forfeitures

When certain terminations of participation in the Plan occur, the nonvested portion of a participant’s account represents a forfeiture, as defined by the Plan.  Forfeitures are used to reduce future employer contributions or pay administrative expenses for the Plan.  Total unapplied forfeitures were $181,533 and $210,532 at December 31, 2008 and 2007, respectively. $174,892 of forfeitures were used to reduce Company contributions and $155,447 of forfeitures were used to pay administrative expenses during 2008.

Distribution of Benefits

The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Benefits may be distributed to participants upon termination of employment by reason of retirement, disability, death or other separation from service. Participants who terminate employment and have a vested account balance of less than $1,000 will receive a lump sum distribution of 100% of their vested benefits. Participants who have a vested account balance in excess of $1,000 may leave their funds invested in the Plan or may elect a lump sum distribution.  Participants with a vested ESOP account balance may elect to receive their ESOP balance in the form of stock shares, instead of cash.

A participant may also request a withdrawal upon attainment of age 59 1/2 or upon demonstration by the participant to the plan administrator that the participant is suffering from “hardship”.  Hardship is defined in applicable regulations promulgated or to be promulgated pursuant to Section 401(k) of the Internal Revenue Code or standards established by the Secretary of the Treasury or his delegate.

Any participant eligible to participate in the Witco plan as of December 31, 2000 may withdraw from the Plan their after-tax contributions and interest earned thereon.

Participant Loans

A participant may borrow an aggregate amount up to the lesser of $50,000 or 50% of the participant’s vested account balance, subject to plan limitations. The minimum loan allowed is $1,000. Loans must bear a reasonable rate of interest commensurate with local prevailing interest rates, as determined by the plan administrator. Loans are collateralized by the participant’s nonforfeitable interest in the Plan and are supported by a promissory note.  Loans must be repaid over a period not to exceed five years unless the loan proceeds are used for the purchase of a primary residence, in which case a longer repayment period is allowed.  A participant may have no more than two loans outstanding at any one time.

CHEMTURA CORPORATION EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

B.                                     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Adoption of Accounting Pronouncements

On January 1, 2008, the Plan adopted Financial Accounting Standards Board (“FASB”) Interpretations No. 48, Accounting for Uncertainty in Income Taxes (“FIN 48”). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires evaluation of tax positions taken or expected to be taken to determine whether the tax positions will “more likely than not” be sustained by the applicable tax authority. The adoption of FIN 48 did not have an impact on the Plan’s financial statements. The IRS, the primary tax oversight body of the Plan, generally has the ability to examine activity of the Plan for up to three prior years.

On January 1, 2008, the Plan adopted FASB Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“FAS 157”), which defines fair value, establishes a framework for measuring fair value, and expands disclosure about fair value measurements. This pronouncement did not require any new fair value measurements. In February 2008, the FASB issued FASB Staff Position (“FSP”) No. FAS 157-2, Effective Date of FASB Statement No. 157 (“FSP FAS 157-2”), which defers the effective date of FAS 157 for one year for non-financial assets and non-financial liabilities that are not disclosed at fair value in the consolidated financial statements on a recurring basis. FSP FAS 157-2 did not defer the recognition and disclosure requirements for financial or non-financial assets and liabilities that are measured at least annually. In February 2008, the Plan adopted FSP FAS 157-2. In October 2008, the FASB issued FSP No. FAS 157-3, Determining the Fair Value of a Financial Asset in a Market That Is Not Active (“FSP FAS 157-3). FSP FAS 157-3 was effective upon issuance, and applies to periods for which financial statements have not been issued. This FSPs guidance clarifies various application issues with respect to the objective of a fair value measurement, distressed transactions, relevance of observable data, and the use of management’s assumptions. The effect of the adoption of FAS 157, FSP FAS 157-2, and FSP FAS 157-3 did not have a material effect on the changes in net assets or the financial position of the Plan.

In April 2009, the FASB issued FSP FAS 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly (“FSP FAS 157-4”). Under FSP FAS 157-4, if the reporting entity has determined that the volume and level of market activity has significantly decreased and transactions are not orderly, further analysis is required and adjustments to the quoted prices or transactions might be needed. FSP FAS 157-4 is effective for interim and annual reporting periods ending after June 15, 2009. The Company is currently evaluating the impact FSP 157-4 will have on the Plan’s financial statements.

CHEMTURA CORPORATION EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Basis of Accounting

The accompanying financial statements have been prepared using a modified basis of accounting of cash receipts and disbursements; consequently, contributions, interest and the related assets are recognized when received rather than when earned, and expenses are recognized when paid rather than when the obligation is incurred.  Accordingly, the accompanying financial statements are presented on a comprehensive basis of accounting other than U.S. generally accepted accounting principles.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), investment contracts held by a defined-contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of net assets available for benefits attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The Plan invests in investment contracts through common collective trusts. As required by the FSP, the Statements of Net Assets Available for Plan Benefits present the fair value of the investments in the common collective trusts as well as the adjustment of the investments in the collective trusts from fair value to contract value relating to the investment contracts.  The Statement of Changes in Net Assets Available for Plan Benefits is prepared on a contract value basis.

Investment Valuation and Income Recognition

Fair value is defined as the price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.  SFAS 157 also establishes a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.  The standard describes three levels of inputs that may be used to measure fair value as described below.

Participants determine the percentage in which contributions are to be invested in each fund. Mutual funds are recorded at fair market value as determined by quoted market prices, which results in a level one classification. The Chemtura Corporation Stock Fund is valued at its year-end closing price. This price is a quoted market price which results in a level one classification. The money market fund is valued based on the fund’s underlying assets as reported by the trustee.  This results in a level two classification for the Plan’s interest in the money market fund.  The Plan’s interest in the common collective trusts is valued based on information reported by the trustee with reference to the fair market value of the trust’s underlying assets at year end, which results in a level two classification.  Participant loans are stated at amortized cost which approximates fair value.  Due to the nature of the inputs this valuation method results in a level three classification for participant loans.

CHEMTURA CORPORATION EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

		Fair Value Measurements at Reporting Date Using:
Description	12/31/2008	Level 1	Level 2	Level 3

Common collective trusts	$91,193,720	$—	$91,193,720	$—
Mutual funds	177,053,950	174,918,081	2,135,869	—
Chemtura Corporation common stock fund	5,622,249	5,622,249	—	—
Participant loans	6,550,120	—	—	6,550,120

Total	$280,420,039	$180,540,330	$93,329,589	$6,550,120

Level 1: Valued using quoted prices in active markets for identical assets.

Level 2: Valued using other observable inputs.

Level 3: Valued using significant unobservable inputs.

The table below sets forth a summary of changes in the fair value of the Plan’s level three investment assets for the year ended December 31, 2008:

Participant loans

Balance at beginning of year	$7,442,740
Net loan advances (repayments)	(892,620)

Balance at end of year	$6,550,120

Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.  Purchases and sales of securities are recorded on a trade-date basis.  Realized gains and losses are determined using historical cost.  Participants determine the percentage in which contributions are to be invested in each fund. Participants may change their investment options as set forth in the plan document.

Appreciation (Depreciation) in Fair Value of Investments

The Plan presents in the statement of changes in net assets available for plan benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Payment of Benefits

Benefits are recorded when paid.

CHEMTURA CORPORATION EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Plan Expenses

Expenses for participant loans are paid by the Plan by reducing balances of those participants initiating the transaction.  All other expenses incurred in the administration of the Plan are first offset against forfeitures, if any, with any remaining balances paid by the Company at its discretion or by the Plan.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results may differ from those estimates.

Risks and Uncertainties

The Plan provides investment options which may invest in any combination of stocks, bonds, fixed income securities, and other investment securities.  Investment securities are exposed to various risks, such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for plan benefits.

The credit and liquidity crisis in the United States and throughout the global financial systems has resulted in substantial volatility in financial markets and the banking system.  These and other economic events have had a significant adverse impact on the investment portfolios of many entities.

C.                                     INVESTMENTS:

The following represents the Plan’s investments as of December 31, 2008 or 2007 that represented 5% or more of the net assets available for plan benefits:

	2008		2007
Company Stock:
Chemtura Corporation Common Stock Fund	$5,622,249		$22,684,395	*
Common Collective Trusts:
Fleet Bank Stable Asset Fund	63,144,466	*	69,054,644	*
Fidelity U.S. Equity Index Pooled Account	20,680,409	*	36,007,260	*
Mutual Funds:
Dodge & Cox Stock Fund	24,144,876	*	47,367,797	*
Dodge & Cox Income Fund	15,081,177	*	17,218,855
Fidelity Magellan Fund	12,678,402		30,662,932	*
Fidelity Growth Company Fund	20,273,189	*	38,333,150	*
Fidelity Diversified International Fund	16,260,527	*	35,111,971	*

* Represents 5% or more of net assets available for plan benefits.

CHEMTURA CORPORATION EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

During the year ended December 31, 2008 the investments held by the Plan (including investments bought, sold and held during the year) appreciated (depreciated) in value as follows:

2008

Chemtura Corporation Common Stock Fund	$(18,209,894)
Common collective trusts	(12,543,691)
Mutual funds	(111,295,583)
Total net depreciation in fair value	$(142,049,168)

D.                                    TAX STATUS:

The Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated April 16, 2003 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”).  Although the Plan has been amended since receiving the determination letter, the plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

E.                                      PARTIES-IN-INTEREST:

Section 3(14) of ERISA defines a party-in-interest to include, among others, fiduciaries or employees of the Plan, any person who provides services to the Plan or an employer whose employees are covered by the Plan.  Accordingly, loans to participants and the management of investments held by the trustee are considered party-in-interest transactions.

F.                                      PLAN TERMINATION:

Although the Plan was established with the intention that it will continue indefinitely, the Company retains the right to discontinue its contributions at any time or to terminate the Plan, subject to the provisions of ERISA.

CHEMTURA CORPORATION EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

G.                                     RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500:

The following is a reconciliation of net assets available for plan benefits on the financial statements to the Form 5500 for the years ended December 31, 2008 and 2007:

	2008	2007
Net assets available for plan benefits on the financial statements	$283,414,460	$440,881,118

Less: Adjustment from fair value to contract value for interest in common collective trusts relating to fully benefit responsive investment contracts	(2,994,421)	(362,447)

Net assets available for plan benefits on the Form 5500	$280,420,039	$440,518,671

The following is a reconciliation of net depreciation on the financial statements to the Form 5500 for the year ended December 31, 2008:

Net depreciation on the financial statements	$(142,049,168)

Adjustment from fair value to contract value for interest in common collective trusts relating to fully benefit responsive investment contracts for the years ended:

December 31, 2008	(2,994,421)
December 31, 2007	362,447

Net depreciation on the Form 5500	$(144,681,142)

CHEMTURA CORPORATION EMPLOYEE SAVINGS PLAN

EIN: 52-2183153

Plan Number: 034

SCHEDULE H, Line 4(i) – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2008

		(c)
(a)	(b) Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current value

*	Chemtura Corporation Common Stock Fund	Company stock fund	**	$5,622,249

	Fleet Bank Stable Asset Fund	Common collective trust	**	63,144,466
*	Fidelity Managed Income Portfolio II	”	**	7,368,845
*	Fidelity U.S. Equity Index Pooled Account	”	**	20,680,409
	Total common collective trusts			91,193,720

	Columbia Acorn Fund	Mutual fund	**	11,208,069
	Dodge & Cox Income Fund	”	**	15,081,177
	Dodge & Cox Stock Fund	”	**	24,144,876
	Vanguard Total Bond Market Fund	”	**	9,545,506
	Vanguard Small Cap Index Fund	”	**	2,371,070
	Vanguard Wellesley Fund	”	**	5,550,173
	RS Partners Fund	”	**	1,863,696
*	Fidelity STIF	”	**	2,135,869
*	Fidelity Magellan Fund	”	**	12,678,402
*	Fidelity Growth Company Fund	”	**	20,273,189
*	Fidelity Low Priced Stock Fund	”	**	9,241,474
*	Fidelity Diversified International Fund	”	**	16,260,527
*	Fidelity Dividend Growth Fund	”	**	7,746,632
*	Fidelity Freedom Income Fund	”	**	1,951,159
*	Fidelity Freedom 2000 Fund	”	**	748,490
*	Fidelity Freedom 2010 Fund	”	**	12,917,698
*	Fidelity Freedom 2020 Fund	”	**	7,661,306
*	Fidelity Freedom 2030 Fund	”	**	2,231,381
*	Spartan Extended Market Index Fund	”	**	2,171,480
*	Spartan International Index Fund	”	**	1,942,283
*	Fidelity Freedom 2040 Fund	”	**	1,629,293
*	Fidelity Freedom 2005 Fund	”	**	156,534
*	Fidelity Freedom 2015 Fund	”	**	3,216,843
*	Fidelity Freedom 2025 Fund	”	**	2,124,715
*	Fidelity Freedom 2035 Fund	”	**	1,419,407
*	Fidelity Freedom 2045 Fund	”	**	232,666
*	Fidelity Freedom 2050 Fund	”	**	550,035
	Total mutual funds			177,053,950

*	Participant loans	(5.00%-9.50%)	—	6,550,120

		Total Investments		$280,420,039

*                 Represents a party-in-interest to the Plan.

**          Cost omitted for participant directed investments.

See accompanying report of independent registered public accounting firm.